Filed by Time Warner Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 under the Securities Exchange Act of 1934

Subject Company: Time Warner Inc.
 Commission File No. 1-15062

Important Information

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between Time Warner and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the Securities and Exchange Commission.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Time Warner and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that Time Warner's stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (6) failure to realize the benefits expected from the proposed transaction, (7) the effect of the announcement of the proposed transaction on the ability of Time Warner and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the proposed transaction. Discussions of additional risks and uncertainties are and will be contained in Time Warner's and AT&T's filings with the SEC. Neither Time Warner nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the proposed transaction, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the transaction and Time Warner will file with the SEC a proxy statement with respect to a special meeting of Time Warner's stockholders to approve the transaction. The definitive proxy statement/prospectus will be mailed to the security holders of Time Warner. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIME WARNER, AT&T AND THE TRANSACTION.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Time Warner will be made available free of charge on Time Warner's investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T's investor relations website.

Certain Information Regarding Participants

Time Warner, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Time Warner's directors and executive officers is available in Time Warner's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on April 29, 2016. To the extent holdings of Time Warner securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T's directors and executive officers is available in AT&T's Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016 and in its proxy statement for the 2016 Annual Meeting, which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T's securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.

Transcript: Time Warner Inc. Q3 2016 Earnings Call
November 2, 2016 12:30 GMT

CORPORATE PARTICIPANTS
 Jessica Holscott Time Warner Inc. - SVP, IR
 Jeff Bewkes Time Warner Inc. - Chairman and CEO
 Howard Averill Time Warner Inc. - EVP and CFO
 Paul Cappuccio Time Warner Inc. - EVP and General Counsel
 John Martin Time Warner Inc. - Chairman and CEO, Turner
 Richard Plepler Time Warner Inc. - Chairman and CEO, Home Box Office

CONFERENCE CALL PARTICIPANTS
 Michael Morris Guggenheim Securities - Analyst
 Omar Sheikh Credit Suisse - Analyst
 Doug Mitchelson UBS - Analyst
 Michael Nathanson MoffettNathanson - Analyst
 Alexia Quadrani JPMorgan - Analyst
 Richard Greenfield BTIG - Analyst
 Ben Swinburne Morgan Stanley - Analyst
 Anthony DiClemente Nomura Securities - Analyst
 Vasily Karasyov CLSA - Analyst

Operator:

 Welcome to the Time Warner Inc. third-quarter 2016 earnings conference call. My name is Rob and I will be your operator for today's call. (Operator Instructions)

Please note that this conference is being recorded. I will now turn the call over to Jessica Holscott, Senior Vice President of Investor Relations.

 Jessica Holscott - Time Warner Inc. - SVP, IR:

 Thanks and good morning, everyone. Welcome to Time Warner's third-quarter earnings call. This morning we issued two press releases, one detailing our results for the third quarter and one updating our 2016 full-year business outlook.

Before we begin, there are two items I need to cover. First, we refer to certain non-GAAP measures. Schedules setting out reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included in the earnings release and trending schedules. These reconciliations are available on our website at www.TimeWarner.com/investors.

Reconciliations of our expected future financial performance are also included in the business outlook release that is available on our website.

Second, today's announcement includes certain forward-looking statements which are based on management's current expectations. Actual results may vary materially from those expressed or implied by these statements due to various factors. These factors are discussed in detail in Time Warner's SEC filings, including its most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q.

Time Warner is under no obligation and, in fact, expressly disclaims any obligation to update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

I will now turn the call over to Jeff Bewkes, Time Warner's Chairman and CEO, who will be followed by Howard Averill, Time Warner's CFO. After their prepared remarks, our divisional CEOs, John Martin, Richard Plepler, and Kevin Tsujihara, and our General Counsel, Paul Cappuccio, will be joining us for our Q&A session. Jeff?

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 Thanks, Jessica. Good morning, everybody. Thanks for listening in.

As you know, on October 22 we announced our agreement to be acquired by AT&T for $107.50 per share of Time Warner and that will be half in cash and half in AT&T stock. That represents a premium of more than 35% over our trading price on October 19.

This transaction is an excellent outcome for our shareholders and it's an excellent opportunity to drive long-term value into the future. We believe combining with AT&T is the natural next step in the evolution of our business and it is one that allows us to significantly accelerate our most important strategies. We believe that putting these complementary businesses together will drive innovation and accelerate the transition of the ecosystem to more and better choices for consumers. We anticipate the transaction will close by the end of 2017, if not sooner.

Turning to our results, we had another strong quarter and we remain on track to exceed our original outlook. We have delivered these results while making investments to capitalize on the growing consumption of video across both traditional and new platforms all over the world, which we are confident positions us for continued industry-leading growth over the long term.

In the quarter, our revenues grew 9% to $7.2 billion and adjusted operating income increased 12% to $2.1 billion. And we saw growth at all our divisions. Adjusted EPS grew to $1.83 a share and we also returned over $1 billion to shareholders in share repurchases and dividends.

Echoing what we have seen not only through this year but also for the past several years, our performance was propelled this quarter by creative excellence from across every one of our divisions. We are in an environment where leading brands with distinctive content that engages audiences stands apart. It is also an environment of unprecedented consumer choice and control.

And as we've outlined for you before, we are committed not just to being home to the world's best content, but to generating new revenue streams by leading the evolution of how and where content is consumed and experienced. This is where we see enormous opportunity from joining forces with AT&T, because it brings us closer to consumers and it allows us to go where they are going. And that is increasingly mobile. It's increasingly multiplatform, increasingly on-demand, and it's increasingly through new services and packages via direct consumer relationships over broadband.

As you have all heard from Randall Stephenson at AT&T, we are really focused on the growth opportunities of this combination. We think we can innovate new services and forms of content and experiences faster and better together and that will benefit not just us, but all our business partners and consumers all over the world.

If you look at our third quarter, the strength and breadth of our premium content was underscored at this year's Primetime Emmy Awards, where HBO again took home more awards than any other network for the 15th consecutive year. All told, across our networks and studio, Time Warner's divisions won 40 Emmys. That's more than any other company.

More recently, we have just seen the powerful return of the DC Entertainment-based TV slate on The CW and CNN's continued standout performance in the final stretch of the election race and the thrilling start to HBO's newest original series, Westworld, produced by Warner Bros. More than 13 million viewers have tuned in to the premiere episode of Westworld so far and that exceeds the first episodes of Game of Thrones and True Detective.

In film, Warner had a terrific quarter, led by the latest DC installment, Suicide Squad, and Clint Eastwood's Sully. Sully is our sixth release this year to do over $100 million at the domestic box.

At the same time, we continue to make progress on our initiatives to develop new revenue streams outside the traditional TV ecosystem. iStreamPlanet, which Turner acquired a majority stake in last year, demonstrated that power when it used its technology to make the live streaming of the Rio Olympics a reality for NBC. And Turner just debuted its first direct-to-consumer offering in the U.S., FilmStruck; that's an art house film SVOD service.

Over at Warners, our SVOD partnership with Tencent, Tencent Video VIP, continues to exhibit tremendous subscriber growth and it's currently the second-largest SVOD service in China. And HBO continues to make progress in its streaming strategy, both here and around the world. HBO NOW is building momentum, while HBO's OTT business in the Nordics has shown accelerating growth, and we are on track to launch in more international territories before the end of the year.

These are just early examples of the kinds of vibrant new services and capabilities we are working on and we plan to accelerate these as part of AT&T.

Now let me spend a little time highlighting what each of our divisions accomplished in the past quarter. At Turner, we have been investing in our leading portfolio of entertainment, news, sports, and kids to make these brands even more engaging and essential to audiences. And those investments are driving real momentum across its businesses.

During the third quarter, Turner had three of the top six ad-supported cable networks in primetime among adults 18 to 49, namely Adult Swim, TBS, and TNT. And Adult Swim was the number one ad-supported cable network in total day among adults 18 to 34 for the 34th consecutive quarter.

At TBS and TNT we are very encouraged by the brand refreshes underway and the distinctive programming that we've been rolling out. At TBS, Full Frontal with Samantha Bee has already overtaken The Daily Show in just its first season and Sam has emerged as a distinctive voice this election, which is saying something given some of the voices this election. And on Monday we debuted People of Earth, a Warners production, and will follow that with Search Party premiering November 21.

Over at TNT, the refresh is at an earlier stage, but we are excited about Good Behavior, starring Michelle Dockery of Downton Abbey fame. And that premieres on November 15.

We have a very strong pipeline of originals for 2017. We also announced this quarter that TBS and TNT have reached a deal with Disney to be the cable home for the entire canon of Star Wars movies and a similar deal with Warner Bros. for its DC theatrical titles. That is adding to an already strong movie lineup that also includes Disney's Marvel movies and The Hunger Games franchise. This aligns perfectly with the younger audiences these brands are drawing.

Let's all turn to CNN, which continues to win over audiences with its mixture of indispensable news and election coverage, along with innovative original series. CNN was number one news network among adults 18 to 49 in primetime for the fourth consecutive quarter and CNN had its most-watched quarter in eight years among total viewers and among adults 25 to 54. CNN's coverage of the second U.S. presidential debate, co-hosted by our own Anderson Cooper, was its most-watched general election debate ever, making CNN number one among all cable networks for the night.

And CNN Digital continued its streak as the number one news destination, outpacing all news and information competitors with more mobile unique visitors, more multiplatform views, more video starts, and more video minutes than any other news outlet.

Let's turn to HBO, which continues to raise the bar and define the word premium for our industry. As I mentioned, its 22 Primetime Emmy Awards were the most of any network for the 15th consecutive year and they included outstanding drama series for Game of Thrones, outstanding comedy series for Veep, outstanding variety talk series for Last Week Tonight with John Oliver. In fact, Game of Thrones received 12 awards and has now earned 38 Emmys, more than any single scripted series in television history.

Never one to rest on its laurels, HBO is aggressively expanding its content as well. In addition to Westworld, it recently introduced Insecure, High Maintenance, Divorce, and the new nightly newscast from VICE. What you are seeing at HBO is our ongoing strategy to provide consumers with a steady flow of the very best content in order to drive demand across both traditional distributors and with HBO NOW.

Speaking of NOW, we remain very pleased with the progress and in late September, we further expanded its reach with the announcement that HBO NOW, along with HBO and Cinemax, are now available on Sony's PlayStation platforms.

Looking at Warner Bros.' strong performance during the quarter, it underscores its global leadership position in the production of film and television and it remains on track for another record year. Our theatrical business is setting the pace with a number of standout performances over the last few months including The Conjuring 2, Central Intelligence, The Legend of Tarzan, and Lights Out. But our blockbuster for the quarter, of course, was Suicide Squad, which not only had the biggest August opening ever, but has gone on to generate nearly $750 million in worldwide box office.

And that's just the most recent example of how we are tapping the growing potential of our DC Entertainment IP. We've only just begun our ambitious slate for DC theatrically. Next year's much anticipated releases include Wonder Woman and Justice League, as well as LEGO Batman, a fun feature that builds on the franchise we started with 2014's hit The LEGO Movie. We also have an unprecedented 10 television series airing this season based on DC characters, with DC's TV business now generating more than $1 billion a year in revenue and going up.

And I want to highlight the excitement we are seeing for these iconic brands digitally, in consumer products and even in print. Our DC Super Hero Girls partnership with Mattel has action figures flying off the shelves. And since May, DC has shipped a record 18 million comic books based on the new Rebirth series concept that was spearheaded by Geoff Johns, the renowned comic book writer -- he knows how to pronounce it -- who is also actively helping shape our DC films.

In the near term, we are very excited about Fantastic Beasts, a brand new story based in The Wizarding World of Harry Potter that we think will be a global hit; not just at the box office, but in consumer products and across all platforms. Jo Rowling has already written a script for the second film that is set for release on November 16, 2018, and the third will follow in 2020. As Jo herself recently announced, the story is so rich that she now plans to tell it in five films, giving fans even more to look forward to.

Warner's great franchises like DC, The Wizarding World of Harry Potter, Looney Tunes, Hanna-Barbera, are also the driving force behind our consumer products business, which is also enjoying a record year. As we continue to roll out our franchise films and develop more kids' content as part of the kids venture between Warner and Turner, we think this business can be an important growth driver going forward.

You can see we are heading into the fourth quarter with a lot of momentum and as I said up front, we've positioned ourselves to benefit from the growing opportunities we see worldwide for the best video content. We are moving aggressively to strengthen our position within the traditional ecosystem, while also building new revenue streams outside of it.

As we look at the fourth quarter of 2016 and beyond, we remain very confident about our ability to continue to execute on our plans and we are even more excited about what we can accomplish given the combination with AT&T and what that will enable us to do as one company uniquely focused on delivering great content and a great consumer experience across platforms. Thanks for listening. Let me turn it over to Howard.

 Howard Averill - Time Warner Inc. - EVP and CFO:

 Thanks, Jeff, and good morning. I will begin by referring to the first slide of our presentation, which is now available on our website.

Starting with consolidated results, we had another great quarter with growth across all of our businesses, fueled by the positive trends we've seen throughout the year, and we feel very good about how we are positioned to close out 2016 and as we head into 2017. In the third quarter, revenues were up 9% and adjusted operating income grew a very strong 12% to a quarterly record of $2.1 billion.

Margins expanded about 100 basis points in the quarter despite continuing investments across the Company in content and digital initiatives. That was partly due to limiting growth in SG&A to the low single digits.

Adjusted EPS was up 46% to $1.83 and included a $0.28 net tax benefit related to a tax accounting method change. Excluding the tax benefit, adjusted EPS would've increased a healthy 24% to $1.55 as we benefited from great operating results, a lower effective tax rate, and fewer shares outstanding as a result of our share repurchase program.

During the third quarter, we repurchased over $700 million of our shares and paid $315 million in dividends and year-to-date we've returned nearly $3.3 billion to shareholders. So we are very pleased with our strong operational performance so far this year and when combined with the tax benefit, we raised our outlook for 2016 adjusted EPS to $5.73 to $5.83, or $5.45 to $5.55 when excluding the $0.28 tax benefit I just mentioned. I will touch more on our outlook throughout my presentation.

Now turning to the segment highlights. I will start at Turner, where our revenue trends remain robust and translated into solid double-digit growth in adjusted operating income.

Subscription revenues increased 12% in the quarter and that included 100 basis points of FX headwinds. Domestic subscription revenues grew 15% as we continued to benefit from the rate increases we achieved during our affiliate renewal cycle. That puts us right on track to deliver the growth for the year we have discussed with you and we expect another year of solid double-digit growth in 2017.

International subscription revenue was up in the low single digits and that included a more than 5 percentage point drag from FX.

Advertising revenue was up 2%, in line with our expectations coming into the quarter, and that included about 100 basis points of negative impact from FX. Domestic advertising increased in the low single digits, led by solid double-digit growth across our linear and digital news properties. That was somewhat balanced by the impact of our decision to air significantly less original programming at our domestic entertainment networks, in part to avoid competing with the Olympics.

International advertising was essentially flat in the quarter, but up high single digits when excluding an 8 percentage point FX drag.

Looking ahead to the fourth quarter, we expect total advertising revenue growth to be approximately flat. The scatter market remains healthy, with pricing at our domestic entertainment networks pacing up double digits over the upfront. At the same time, we face very difficult comparisons to last year's record major league baseball playoff performance and we aired three fewer playoff games this year. We will also have fewer hours of original programming as the content refresh at TNT will accelerate more in 2017, and based on current rates, we expect FX to have a similar impact as in the third quarter.

Moving on, content and other revenues were up 33% in the quarter. That reflects higher international licensing revenues as we are seeing healthy demand for our original programming abroad. Adjusted operating income was up 12% in the quarter and margins expanded 140 basis points. That was despite higher programming costs which increased 5%, mainly reflecting CNN's election coverage.

So Turner is executing really well and it is on track to deliver another year of strong growth in adjusted operating income and we think the investments we are making in great content as part of the TNT and TBS re-brands, as well as the new capabilities and businesses, position Turner to carry this momentum into 2017 and beyond.

Turning now to HBO, where we continue to invest in the business and lay the groundwork for accelerating revenue trends over the next few years.

Consistent with the first half of the year, domestic subscription revenue grew in the mid single digits. We continued to see a sequential increase in the contribution from HBO NOW as we benefit from the strong subscriber growth so far this year. On the other hand, similar to the last couple of years, we've continued to experience headwinds related to subscriber mix.

Looking ahead, we expect HBO subscription revenue growth to accelerate in the fourth quarter and in 2017. We are currently in the midst of our affiliate renewals, so the timing of when deals close and their implementation will determine the pace of the acceleration.

Content and other revenues were down slightly in the quarter. Last year's quarter included the domestic licensing of a library series and that was mostly offset by increased international licensing revenue as the global demand for our original programming remains robust.

Across HBO's international networks, including unconsolidated JVs, revenues once again were up double digits when excluding FX and that primarily reflects continued positive trend in LatAm and the Nordics. Adjusted operating income was up 2% in the quarter as programming costs increased mid teens. That reflected investments in new original series like The Night Of and Vice Principals, as well as the timing of theatrical availabilities.

Overall, we are very pleased with the performance of HBO's programming lineup and excited about the strong pipeline of new series slated for the next few years. We are confident the investments we are making in the business and the robust consumer demand for premium content around the world will contribute to significant growth in the years to come.

Moving on to Warner Bros., where despite difficult comparisons in TV and video games, we delivered strong results with revenue up 7% and adjusted operating income increasing 12%. Warner's theatrical business led the way with revenues growing a robust 45% as we benefitted from the great box office performance of our film slate. That included our most recent franchise release, Suicide Squad, which has grossed close to $750 million at the global box office.

The diversity of our slate was also on display this quarter, with the success of Sully, The Legend of Tarzan, and the most recent release in our very profitable horror slate, Lights Out. In television we faced difficult licensing comparisons due to the syndication of 2 Broke Girls and Person of Interest in last year's quarter. However, TV revenues only declined modestly as Warners benefited from increased production with the start of the new TV season, including Warner's continued expansion in cable with shows like Westworld on HBO and Animal Kingdom on TNT.

Across theatrical and TV, home entertainment revenues were flat in the quarter. Digital trends remain encouraging, though, with EST revenue up 25% and we expect improved revenue trends as our strong theatrical slate continues to move into the home entertainment window over the next few quarters. So Warner Bros. has great momentum and is on pace for another record year in adjusted operating income and the initial success of this year's franchise movies gives us even more confidence in the exciting franchise-led slate we have for the next several years.

Combined with the attractive growth opportunities in TV and games, Warners is well-positioned to continue delivering solid financial results over the long term.

Turning to the next slide, free cash flow totaled $3.3 billion through the third quarter. That's up 15% from a year ago, largely due to the growth in adjusted operating income. Year-to-date, working capital has improved due to the CME refinancing payment we received in the second quarter, so we remain on track for another year of very healthy free cash flow in 2016.

Now looking at our balance sheet, we ended the third quarter with $22 billion of net debt. Looking forward, as we move through the approval process for the AT&T transaction, we expect to continue to pay our regular quarterly dividend. However, we have discontinued repurchasing our stock.

We have done about $750 million year-to-date in M&A, largely related to the investment in Hulu in August. Our net leverage ratio at the end of the quarter was just above our target leverage ratio of 2.75 times and we expect to end the year slightly below that target as a result of discontinuing share repurchases. With that, let's move on to the final slide, which looks at our outlook for 2016.

We are very pleased with how we are operating across the Company and with our solid financial performance year-to-date. That is reflected in our outlook for adjusted EPS for 2016, which we increased to $5.73 to $5.83, or $5.45 to $5.55 when excluding the $0.28 tax benefit we recognized this quarter. The midpoint of that range implies mid teens growth in adjusted EPS, putting us on track for our eighth consecutive year of double-digit earnings growth.

Looking at the fourth quarter, we expect Warners to be the primary growth driver, led by its strong theatrical slate including the first installment in the Fantastic Beasts and Where to Find Them franchise. Meanwhile, we continue to invest significantly in programming across our networks.

HBO already premiered four new original programs in the fourth quarter and at Turner, our new NBA contract at TNT kicks in. CNN will continue to have elevated costs related to its election coverage, so we expect programming costs at both HBO and Turner to be up double digits in the fourth quarter, when excluding last year's programming charges. In addition, we anticipate our effective tax rate will be in the low 30% range and we expect that to be a sustainable level going forward.

Overall, we have great operating momentum across our businesses and we think with the investments we are making both inside and outside the traditional TV ecosystem we're very well-positioned to continue this momentum and deliver strong financial results for many years to come.

With that, I will turn it back to Jessica to start the Q&A.

 Jessica Holscott - Time Warner Inc. - SVP, IR:

 Thanks, Howard. Before I turn the call over to Q&A, I wanted to add that we would like to focus the Q&A on the third-quarter results and operating performance as there are some limits on the types of questions we can answer regarding the pending merger with AT&T. Operator, can you please open up the line for our first question?

Operator:

 (Operator Instructions) Michael Morris, Guggenheim Securities.

 Michael Morris - Guggenheim Securities - Analyst:

 Thank you. Good morning. I do have one merger question and then one operating question.

There's some concern that an FCC review could be challenging. And so my question is do you expect ownership of any of the assets that you have -- broadcast licenses or your CW stake or Hulu -- would result in an FCC review? And do you think -- would you consider divesting any assets as part of the process? Then I have a second question.

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 I'm going to pass it to Paul, General Counsel. Go ahead, Paul.

 Paul Cappuccio - Time Warner Inc. – EVP and General Counsel:

 Mike, thank you. As you pointed out, what the FCC does is they review and approve the transfer of licenses. We have one broadcast license and that's for an independent local TV station that's managed not by us, but by a third-party. And we have a fair number of what you would call operational licenses, many of which are not different from what any company in America has.

We are currently in the process of reviewing and sorting through which, if any, of these licenses will need to be transferred to AT&T in connection with the transaction or which could be relinquished and the result of that inventory will dictate what's required at the FCC. We will say what AT&T says which is: we will do whatever the law requires. But I think the point is we have a number of licenses that are essentially operational and we're looking at, in fact, whether those need to be transferred over to AT&T.

 Michael Morris - Guggenheim Securities - Analyst:

That's helpful, thank you. Then, secondly, can you help us think a little bit -- help us a little bit with the longer-term domestic affiliate growth at Turner? The 15% is very impressive. We know that you have had industry-leading growth with the renewals you have done, but can you help us with how much of that is step-ups as you've moved some of the agreements to kind of market rate and maybe how we should think about escalators in growth going forward beyond 2016?

 John Martin - Time Warner Inc. - Chairman and CEO, Turner:

Thanks, Mike; it's John. Listen, I think we are delivering the type of results this year that we predicted a number of years ago, based on the renewal cycle that we had coming up and the deals that we were successfully executing. So we're really pleased to be able to report subscriber revenue growth domestically in the mid teens, which is a pretty extraordinary growth rate off of an already high base.

We expect to have a very strong subscriber revenue growth year next year as well, which we've highlighted and signaled and I still think we are very, very much on track for that. We haven't given any specific guidance beyond that, but I would tell you we continue to believe that the strength of the Turner networks and our position within the ad-supported cable market is going to be able to garner fair value. And we're going to do everything we can to continue to extract fair value for the value that we think that our networks are bringing to both distributors and consumers.

 Michael Morris - Guggenheim Securities - Analyst:

 Great. Thanks, John.

Operator:

 Omar Sheikh, Credit Suisse.

 Omar Sheikh - Credit Suisse - Analyst:

 Thank you. Just got a couple; one for Jeff, one for Howard if I could.

Jeff, in your prepared remarks you talked a lot about the creative performance of all the business units in the Company. I just wondered whether you could let us know how you think you can ensure that creative culture is preserved and enhanced under AT&T's ownership. That's I think quite a big focus of a lot of investors.

Then secondly, Howard, on the guidance, I wondered if you could just let us know -- obviously excluding the $0.28 tax benefit, since the beginning of this year you've raised guidance by $0.15. Could you just tell what that increase would have been if you had excluded all the FX impacts?

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 I will start on the first one. First of all, I'm not going anywhere. We'll be here through the closing and into quite a period of transition after that and then Randall and I will figure out what's the best way to go over the long-run. The same is true of our division heads and all of our top execs, so whether it's John, Kevin, and Richard, and all the teams they lead.

And then think of our creative partners, not just our programming development execs inside the Company, but all of our very, very important -- most of the creative input comes from outside the Company in partnership with us. That's the essence of Time Warner and if you listen to Randall -- and I've talked with him and all his top management for quite some time now -- they are very understanding of the need to keep this company excelling and growing.

And doesn't just mean the ongoing momentum of all of our execs and the Time Warner people. It means continuing to be the leading place -- which we think we are -- at Warner, at Turner, and at HBO for creative partners outside the Company who know that if you come here we not only have a culture to make the best out of your project, but we have the resources and distribution ability -- and now with AT&T an enhanced ability to innovate -- bring them new forms and an even stronger platform to fuel all of these innovations.

You are looking at a new world of more mobile products, more short-form products, virtual reality, all kinds of exciting developments. That's why we're doing this merger and that's why creative partners are going to find us an even more attractive place to come in the future.

 Howard Averill - Time Warner Inc. - EVP and CFO:

 Omar, this is Howard. In terms of excluding FX, the $0.15 guidance increase that we've done so far this year would actually be about the same. We haven't really seen much change since the start of the year, where we had estimated about a $0.15 FX impact on the year, and that's actually about where we are. So not much impact.

 Omar Sheikh - Credit Suisse - Analyst:

 Okay, great. Thank you.

Operator:

 Doug Mitchelson, UBS.

 Doug Mitchelson - UBS - Analyst:

 Thanks so much. For Jeff, my question is not about AT&T but rather other companies. Were there any other companies this year that showed interest in acquiring Time Warner?

And on HBO, any update you are willing to give us on the OTT subscriber levels in the U.S. and overseas at this point? And if not, any change in gross add momentum or churn trends? Any enhanced knowledge that you can share with us would be helpful. Thank you.

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 Look, I'll start with I think your question about other companies. Let's focus on AT&T. The transaction here that we are putting together, the two of us, delivers significant value and confidences going forward to our shareholders.

It's quite a unique opportunity and it came about after numerous conversations that we had in the normal course of our business. They are our strongest distribution partner. We have been evolving a lot of business initiatives ourselves and so has DirecTV and AT&T, so we basically saw that this was a fairly unique complementary way to take all the initiatives that certainly on our side we were doing and accelerating them, making them stronger.

We figured that together we could drive more innovation. And the key to having innovative things adopted is consumers finding a better value, whether that's more choice, whether it's better pricing on their packages, whether it's more effective and less intrusive advertising. That's what will determine success.

We think this combination of companies is not only going to bring us that, but we think it's going to help a lot of other companies in the industry to evolve faster and bring better results to consumers.

 Richard Plepler - Time Warner Inc. - Chairman and CEO, Home Box Office:

 Doug, it's Richard. On your OTT question, we couldn't be more pleased or enthusiastic about what we are seeing this year. We have seen substantial growth with HBO NOW. We expect that to continue, of course, across all of our digital distribution, including HBO GO.

And I would add to that that each quarter we are learning more and more from the data that we are getting about how to refine our market, marketing, how to improve our efficiencies, how to target better, how to affect churn, and all that is progressing month by month. So we are very optimistic by the numbers that we are seeing and we expect them to continue to grow.

 Doug Mitchelson - UBS - Analyst:

 Thank you, Jeff and Richard.

Operator:

 Michael Nathanson, Moffat Nathanson.

 Michael Nathanson - MoffettNathanson - Analyst:

 Thanks, I have one for John and one for Richard. John, first for you.

Howard said growth in affiliate fees this quarter was 15%, which is better than the previous quarter. Is there anything unique about what drove this quarter? Have subs stabilized for you or gotten any better? So what made it a little bit better than second-quarter growth?

 John Martin - Time Warner Inc. - Chairman and CEO, Turner:

 Thanks, it's John. Listen, any given quarter is going to be affected a little bit up or down based on true-ups and audit adjustments and things like that, and so I wouldn't look too closely into sequential quarterly figures. I think -- we look at it on an annual basis; that's how we plan for the year. And at the risk of repeating what Howard said or what I said just before, we're going to come in right about where we expected to be, which I'm really pleased with.

The subscriber trends in the United States for us in our networks are continuing to pace at about the same rate of change as they have been for a number of quarters now.

 Michael Nathanson - MoffettNathanson - Analyst:

 Okay. Then for Richard, now that you've, I believe, got your deal done with DirecTV earlier in September, are you still confident that you're going to see high single-digit affiliate fee growth at HBO? And when would be the earliest point which we will start seeing that high single-digit growth?

 Richard Plepler - Time Warner Inc. - Chairman and CEO, Home Box Office:

 Mike, first of all, we have actually completed a couple of deals with our large distributors this year and we think they create tremendous opportunities for us; not only beginning in the fourth quarter, but into 2017 and beyond to accelerate sub revenue growth. And what's obvious about them is the acquiring company's penetration is, in certain cases, 50% above the acquired company's penetration. We look forward over time to driving that; not only to the acquiring company's penetration, but beyond.

And the joint marketing and packaging opportunities that are built into those deals we are very comfortable are going to drive that upside for us. So it will begin in the fourth quarter, but begin to kick in next year and beyond. We are very optimistic about the deals and we think they are going to speak volumes about sub revenue growth going forward.

Operator:

 Alexia Quadrani, JPMorgan.

 Alexia Quadrani - JPMorgan - Analyst:

 Thank you. My question is on Turner. You are a year or so into your new strategy, which includes a significant increase in original programming, reduction in ad loads in some of your networks. Are you seeing the economic returns you had hoped for? Is it still too early to tell?

And then just a follow-on. You mentioned that sub trends' pace of change is about the same as previous quarters. With the expected rollout of DTV now shortly and Hulu Live sort of around the corner, would you expect that rate of decline to accelerate in your view?

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 I'll take the second one first. The answer is no, because we are also at the very, very early stages of some new entrants coming in, the virtual folks. And so as a result of that we are planning for similar trends going forward, although we hope that we will be pleasantly surprised.

With regard to the strategy that we really started to employ a number of years ago, honestly, I couldn't be more pleased with how things are progressing. Because if you look at what we've been able to do at TBS this year, which was really its rebrand year, having four of the top new comedies on cable, all of those shows being renewed for a second season; having a great show from Warner Bros., Animal Kingdom on TNT, which we've renewed for a second season; the continued dominance at Adult Swim and a significant ramp in original programming pace there; and obviously CNN is just killing it this year and it's going to have a great year next year.

In terms of advertising, we're still in the very early stages of essentially nothing short of reinventing the ad model for TV. But the early, early examples that we have done, because we have done limited commercials in some of the new originals, is we are seeing some really positive results. We are seeing -- because of TV's unparalleled reach and engagement, we are seeing -- advertiser response has been extremely positive. We are seeing improved ratings because there's less dislocation going into the advertising pot and coming out, and we have seen higher consumer satisfaction and higher brand recall.

Still very early days, but very, very, very encouraging. I think we're moving in the right direction and quite pleased to see that the industry is sort of galvanizing around this idea.

 Alexia Quadrani - JPMorgan - Analyst:

 Thank you.

Operator:

 Richard Greenfield, BTIG.

 Richard Greenfield - BTIG - Analyst:

 I have a couple of questions, but first just on the business side. Richard, you recently spoke at an industry conference and I think you indicated that the new AT&T DirecTV deal that you had signed enables far more flexible or unique packaging than you've had in the past. I think you even talked about how HBO NOW could be bundled in with wireless-only bundles -- and this was even before the AT&T transaction was announced.

Just wondering, how do you think about those opportunities of what you've laid out for the new AT&T deal on the programming side or packaging side and how that impacts your sub revenue growth going forward. Then I have a question on the deal for after.

 Richard Plepler - Time Warner Inc. - Chairman and CEO, Home Box Office:

 Thanks, Rich. Obviously anything I said at -- I think you're referring to the Wall Street Journal conference -- holds. We are obviously very excited by the deal. We think it allows us to sell across all platforms: wireless, broadband, satellite. Expands our reach into the consumer base. AT&T is very excited by the deal.

And obviously, when we are under one roof, we expect those opportunities to only grow and expand, which by the way, will be the case for all content providers, not just us.

 Richard Greenfield - BTIG - Analyst:

 But do you really envision them saying, hey, if you want AT&T Wireless and you are a high-end subscriber to AT&T Wireless, it's going to come bundled with HBO NOW? Is that what you see as the future for HBO packaging?

 Richard Plepler - Time Warner Inc. - Chairman and CEO, Home Box Office:

 Listen, we're going to stay with the deal that we have, which is turbo charging HBO across all of their platforms. They understand -- they have their data, we have our data -- that HBO drives consumer use across all of their different platforms. That's why we did the deal together; that's why it's a good deal for them and a good deal for us.

I don't think the merger has any impact on that one way or the other. And everything they are going to do with us, I punctuate, they can do with any other content provider as well.

 Richard Greenfield - BTIG - Analyst:

 Sure. And then just a follow-up on the transaction. You mentioned that the FCC only governs license transfers. I just wanted to be crystal clear that if the FCC chose to get involved and chose to deny or block those license transfers, are there ways for AT&T to continue to operate Time Warner's businesses without the license transfers? Meaning they don't like -- the FCC doesn't block transactions, they simply block license transfers.

So are there alternatives if the FCC tried to use the license transfer process to disrupt your transaction?

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 Paul, why don't you start?

 Paul Cappuccio - Time Warner Inc. - EVP and General Counsel:

 Rich, it's Paul. You are correct to identify that the FCC reviews license transfers; it's what they do.

If a license transfer isn't required to AT&T, it won't be required to AT&T. And obviously, as you said, the jurisdiction of the FCC is if you need a license transfer to AT&T. And we are currently -- as we said, we are currently looking at whether any of them need to be or whether they are not needed.

I think the point we pointed out is there aren't like what we would call material licenses that are the bedrock of our business that AT&T would need to operate our business. So think of a walkie-talkie. Does AT&T need a walkie-talkie license that CNN holds in order to own CNN? Now you could think about other things like Earth stations that are a little more complicated of an analysis.

But I think the point is -- again, we don't want to get crosswise with the FCC or anything because we're looking at what's required and we will do what the law requires, of course, but we don't have things that are material to the actual conduct of the business that AT&T would need in operating our assets.

 Richard Greenfield - BTIG - Analyst:

 Thank you very much.

Operator:

 Ben Swinburne, Morgan Stanley.

 Ben Swinburne - Morgan Stanley - Analyst:

 Good morning. Just back on HBO, Howard, you mentioned mix shift being a headwind this year and Richard mentioned you've already done some renewals. I'm just trying to understand; if we continue to see mix shift -- which I think is largely AT&T moving its sub base from U-verse to Direct, but feel free to correct that assumption -- is there any way to think about how big that headwind is? As we head into the fourth quarter you call that acceleration, but we just saw the business decelerate. So I'm just trying to understand the puts and takes around those moving pieces with HBO.

Then -- at least I would expect AT&T's mix shift to continue well into next year. That is sort of in their best interest.

Then just on Turner, John, can you talk about the NBA, the new NBA contract, both the revenue opportunities from new -- additional games, other content you've got, as well as the timing of the expense increases? I would imagine it's weighted towards the playoffs next year, but maybe just any color you can give us on how that flows through would be helpful.

 Howard Averill - Time Warner Inc. - EVP and CFO:

 Ben, it's Howard. In terms of the sub mix, as I mentioned, we did see the headwind in the quarter and we did see a little bit of softness as some distributors, those recently involved in M&A, have had an impact, but we don't see any material change in terms of the trend on that as we look forward. And we see what Richard described, some of those new deals and the fact that they will be kicking in, that's going to have an impact that will exceed that as we look forward, particularly as we get into 2017.

 John Martin - Time Warner Inc. - Chairman and CEO, Turner:

 Ben, it's John. Listen, with regard to the NBA, the fourth quarter, as I think Howard alluded to in his remarks, will be the first quarter that we'll begin to recognize the step-up in license fees. And it's one of the reasons why our programming costs will accelerate in the fourth quarter.

Just to take a half-step back though, we've been saying for a number of years that at Turner our goal and our full expectation is to be able to manage our overall programming cost growth to be no higher than high single digits over a multiyear period. It's been lower than that over the last several years.

Next year, principally because of the NBA rights renewal, we expect programming costs to accelerate and will likely be double digits. But that's not going to be a sustainable trend; they will moderate then after that. And I think, yes, the way that the rights fees work, there will be a disproportionate amount recognized in the latter part of the season.

With regard to revenue opportunities, this deal is giving us more games. We are launching a Monday night franchise as a result of that. We have more digital rights. We are working really collaboratively with the NBA to try to dramatically accelerate the digital part of the business and digital profits as we continue to see more and more consumption happening on NBA digital.

And by the way, just in the current environment we are very pleased with how the season has started, with what ratings look like. Inventory has been extremely tight and there's been huge demand for our NBA properties, so I feel really good about advertising going into next year.

 Ben Swinburne - Morgan Stanley - Analyst:

 Great, thank you.

Operator:

 Anthony DiClemente, Nomura.

 Anthony DiClemente - Nomura Securities - Analyst:

 Thanks very much and good morning. First, for John or Jeff, you started down the road of addressable advertising at Turner. When you combine Turner's digital ad sales efforts with the subscriber and credit card data that AT&T has, what does that addressable advertising opportunity look like? Does that accelerate it? And how does it allow you potentially to compete with Facebook and Google in digital?

Then question back to HBO, just around long-term investment levels. You guys talked about investing significantly in HBO; programming costs being up double digits next quarter. Netflix is going to spend over $5 billion this year. Amazon probably over $3.5 billion. I think HBO is on track to spend roughly $2.2 billion this year, correct me if I'm wrong.

But what's the right level of programming investment for HBO over the next couple of years? Do you need to ramp that spend more quickly? And how would the merger change that trajectory, if at all?

Then, sorry, just a quick follow-up on the merger; maybe this is for Paul. I have a question about the reverse termination fee, the $500 million. There are some investors who think that relative to the deal value, and given the regulatory risk here, that the fee seems low. So just want to understand how the Time Warner team got comfortable with that level for the fee. Thanks very much.

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 That's a lot of questions.  Paul, why don't you start with the --? Let me start with the regulatory fee and, Paul, you might want to add to it.

We are focused basically -- both the sides, AT&T and us, want to get this done, which can help accelerate both our businesses. We think the combined company is going to have the competition-spurring advantages and more choice.

So if you read the deal, what you should focus on is that AT&T and we made very significant commitments to meet the conditions necessary if there are regulatory hurdles to close the deal; that's what we are focused on. We don't think it's very important what the size of the fee is. But, Paul, you want to add anything to that?

 Paul Cappuccio - Time Warner Inc. - EVP and General Counsel:

 No, I think that's right. I think the importance is that both sides signed up to really strong efforts to get this through and are committed to it. We also believe that this is a deal that is, in our view, plainly pro-competitive. It's not a concentration of anything. It's a vertical deal where there's competition at both levels of that vertical deal, so there are no possible, in our view, vertical foreclosure arguments.

So we feel very good about the deal being pro-competitive. We feel very good about what we both signed up to do to get it through and, therefore, it was of significantly less importance to us what this hypothetical fee was.

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 So let me jump from that into your question on advertising and competition and consumer, Ben. John, you want to bring the real facts to it?

Remember, what you've got as a result of this is you're going to have more competition on the subscriber offering side. You will have more packages and more essentially distribution alternatives for consumers. And you're already seeing some new packages and even more affordable price points that are beginning to come out of this. So that's one on the subscriber side.

If you go to advertising it's very important -- and, John, you can fill in more -- but we are developing some innovative products already at Turner that focus on data analytics, targeting, and return on investment for clients so they can really value and measure what they are doing and what their results are. If you combine the unparalleled reach and engagement of television with more ability in direct platform, in terms of whether it's mobile, whether it's broadband delivered, that can really give you a step up in the efficiency of advertising and the value of advertising.

That has tremendous benefits for consumers because it can shift costs from subscription payment to advertising payment; has great benefits for advertisers because it gives them more effective advertising and it gives them more competition in advertising. I think we have all seen, and you all know this, an increase in concentration in digital advertising in just a couple of companies. It's basically good for the market, consumers and advertising clients, if we have a broader number of competitors in the ad business, particularly the digital ad business.

John, you want to add any specifics on Turner?

 John Martin - Time Warner Inc. - Chairman and CEO, Turner:

 I don't think I could add anything to that.

 Richard Plepler - Time Warner Inc. - Chairman and CEO, Home Box Office:

 Anthony, it's Richard; you asked about spend. Look, what we're trying to do is we are trying to curate the best content for the best value and make it available to as many consumers as possible in as many ways as possible.

So if you look at our split, first of all, this gets obscured a lot. We have four Hollywood movie studios which make up over 70% of viewing, 68% of on-demand viewing; it's a huge part of our offering. And if you continue to look at the usage, it goes up.  Ninety-two percent, for example, of HBO subscribers watch a movie at least once a month.

When you then migrate over to original programming -- I've said this before, it's absolutely true -- more isn't better; only better is better. We're not trying to just spend money. We are trying to spend money thoughtfully to differentiate high-quality programming and build more consumers and build more addicts across our subscriber base.

I like to think that our track record is pretty good at doing that over the last decade and I think if you look out at our programming lineup going forward you will see that we have every confidence that we are going to continue to do that. I like our mix, I like our investments, and I think what we are putting together in terms of a value proposition is extraordinary.

 Anthony DiClemente - Nomura Securities - Analyst:

 Thank you very much.

Operator:

 Vasily Karasyov, CLSA.

 Vasily Karasyov - CLSA - Analyst:

 Thank you, good morning. One quick question on your Hulu stake. What happens to the Hulu stake and your carriage agreements in light of the AT&T news?

Then on TV Everywhere, Jeff, you have been a proponent and a supporter of that for a long time. What happens do you think to TV Everywhere aspect of video distribution when virtual bundles come out and hopefully gain traction? Do you think that that sort of attempt to improve the consumer experience is behind us now and we are all hoping for virtual bundles?

 Jeff Bewkes - Time Warner Inc. - Chairman and CEO:

 Let me do Hulu and then that. Thanks for the question.

On Hulu, no change. We have a passive 10% investment. We don't think the merger here changes anything. That's generally true of all our deals with all the other distribution packages and so forth.

On TV Everywhere, let's -- if I could remember what that is. That's about more VOD and it's about better interfaces and what we have had is we have had a kind of -- I think we all know this -- we've had not as fast an adoption by all the distribution platforms. VOD offerings across all networks, good interface to find the network, easy authentication -- this will help speed that up and it will make yet another platform and interface available to all networks and, therefore, give a national offering for consumers increasing --.

It will basically spur everybody -- other networks, other distributors -- to offer more VOD and better interfaces. And that's good for everybody.

 Jessica Holscott - Time Warner Inc. - SVP, IR:

 Great. Operator, this concludes our earnings call. We want to thank everybody for joining today.

 Operator:

 Thank you. Today's conference has concluded. Thank you for your participation. You may now disconnect your lines at this time.